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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                               REGISTER.COM, INC.
                       (Name of Subject Company (Issuer))

                                ----------------

                               REGISTER.COM, INC.
                       (Name of Filing Person (Offeror))

                                ----------------

     Certain Options to Purchase Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                ----------------

                                  75914G-10-1
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                ----------------

                               Jack S. Levy, Esq.
                       Vice President and General Counsel
                               Register.com, Inc.
                          575 Eighth Avenue, 8th Floor
                            New York, New York 10018
                                 (212) 798-9100
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                ----------------

                                    Copy to:
                             Scott L. Kaufman, Esq.
                              Zaitun Poonja, Esq.
                        Brobeck, Phleger & Harrison LLP
                           1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

                                ----------------

                           CALCULATION OF FILING FEE

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     Transaction valuation*                          Amount of filing fee
--------------------------------------------------------------------------------
         $12,686,910                                      $1,167.20
================================================================================

* The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,809,883 shares of common stock of Register.com, Inc., having an aggregate value of $12,686,910 as of November 29, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals the product of (i) the approximate aggregate value of such options multiplied by (ii) $92.00 per each U.S. $1.0 million of the value of the transaction.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.     Filing party:       Not applicable.

Amount Previously Paid:  Not applicable.     Date filed:         Not applicable.

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

| | third party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

| | going-private transaction subject to Rule 13e-3.

| | amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. | |
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

The filing of this Schedule TO shall not be construed as an admission by Register.com, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 1. Summary Term Sheet.

   The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated December 16, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the issuer is Register.com, Inc., a Delaware corporation (the "Company" or "Register.com"), the address of its principal executive offices is 575 Eighth Avenue, 8th Floor, New York, New York 10018, and its telephone number is (212) 798-9100. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Register.com") is incorporated herein by reference.

   (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options (other than certain excluded options) held by eligible employees to purchase shares of the Company's common stock, par value $0.0001 per share (the "Common Stock"), that are currently outstanding and were granted under the following stock option plans (the "Eligible Options") (all such plans are sometimes hereinafter referred to collectively as the "Option Plans"):

   (i) the 2000 Stock Incentive Plan, as amended and restated (the "2000
Plan");

   (ii) the 1999 Stock Option Plan (the "1999 Plan"); and

   (iii) the 1997 Stock Option Plan (the "1997 Plan")

for new options (the "New Options") to be granted under the 2000 Plan to purchase a reduced number of shares of Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange, the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal") and, together with the Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, the "Offer").

   Each option holder who chooses to exchange any Eligible Options pursuant to the Offer will also be required to exchange all options granted to such option holder on or after June 15, 2002 (each, a "Required Option").

   The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

   (c)The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

   (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in
Schedule I to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"),
Section 4 ("Procedures for Exchanging Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("New Options will Differ from Eligible Options and Required Options"), Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences"), Section 16 ("Extension of Offer; Termination; Amendment"), and
Section 19 ("Miscellaneous") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

   (a) Not applicable.

   (b) Not applicable.

   (c) Not applicable.

   (d) Not applicable.

   (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

   (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

   (a) Not applicable.

Item 10. Financial Statements.

   (a) The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Register.com") and Section 18 ("Additional Information"), and on pages 60-86 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, pages 2-12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, pages 2-12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 and pages 2-12 of the Company's Quarterly

Report on Form 10-Q for its fiscal quarter ended September 30, 2002 is incorporated herein by reference. We also incorporate by reference into this document additional documents that may be filed by Register.com with the U.S. Securities and Exchange Commission (the "SEC") after the date of this document until the termination of the Offer, including additional Current Reports on Form 8-K. A copy of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be inspected on the SEC's website at www.sec.gov and on our website at http://investor.register.com.

   (b) Not applicable.

Item 11. Additional Information.

   (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

   (b) Not applicable.

Item 12. Exhibits.

(a) (1)       Offer to Exchange, dated December 16, 2002.
(a) (2)       Letter of Transmittal.
(a) (3)       Email Announcement of Offer to Employees, including Question and Answer Summary for Employees: Stock Option
              Exchange Program, dated December 16, 2002.
(a) (4)       Form of Personnel Option Status Report.
(a) (5)       Register.com, Inc., Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the SEC o
              March 25, 2002 is incorporated herein by reference.
(a) (6)       Register.com, Inc., Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the SEC on
              November 14, 2002, is incorporated herein by reference.
(a) (7)       Addendum for Employees in Canada.
(a) (8)       Addendum for Employees in the United Kingdom.
(a) (9)       Press Release with comments pertaining to Offer to Exchange, dated December 16, 2002.
(b)           Not applicable.
(d) (1)       Register.com, Inc. 2000 Stock Incentive Plan (as amended and restated), is incorporated by reference to Exhibit
              10.6.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (2)       Form of New Option Notice of Grant of Stock Options and Option Agreement pursuant to the Register.com, Inc. 2000
              Stock Incentive Plan.
(d) (3)       Form of New Option Notice of Grant of Stock Options and Option Agreement for United Kingdom optionees pursuant t the Register.com, Inc. 2000 Stock Incentive Plan.
(d) (4)       Employment Agreement, dated February 27, 2000 with Richard D. Forman, incorporated by reference to Exhibit 10.8 of Registration Statement No. 333-93533.
(d) (5)       Employment Agreement with Jack S. Levy, incorporated by reference to Exhibit 10.9 of Registration Statement No.
              333-93533.
(d) (6)       Offer Letter, dated October 8, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.18 to the
              Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (7)       Promissory Note, dated December 20, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (8)       Stock Issuance Agreement with Walt Meffert Jr., incorporated by reference to Exhibit 4.9 to the Company's Annual
              Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (9)       Promissory Note, dated June 11, 2001, with Michael Pollack.
(d) (10)      Stock Issuance Agreement with Michael Pollack.
(d) (11)      Letter Agreement of Employment, dated as of November 25, 2002, with Mitchell I. Quain, incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2002.
(d) (12)      Stock Option Agreement with Mitchell I. Quain.
(d) (13)      Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 4.2 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 2002.
(d) (14)      Letter Agreement of Employment, dated as of June 11, 2002, with Jonathan Stern, incorporated by reference to
              Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.
(g)           Not applicable.
(h)           Not applicable.


Item 13. Information Required by Schedule 13e-3.

(a) Not applicable.

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                REGISTER.COM, INC.


                                By:  /s/ Jack S. Levy
                                     ---------------------------------
                                     Jack S. Levy
                                     Vice President and General Counsel

Date: December 16, 2002

                               INDEX OF EXHIBITS


EXHIBIT
NUMBER        DESCRIPTION
------        -----------
(a)(1)        Offer to Exchange, dated December 16, 2002.
   (2)        Letter of Transmittal.
   (3)        Email Announcement of Offer to Employees, including Question and Answer Summary for Employees: Stock Option
              Exchange Program, dated December 16, 2002.
   (4)        Form of Personnel Option Status Report.
   (5)        Register.com, Inc., Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the SEC on
              March 25, 2002, is incorporated herein by reference.
   (6)        Register.com, Inc., Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the SEC on
              November 14, 2002, is incorporated herein by reference.
   (7)        Addendum for Employees in Canada.
   (8)        Addendum for Employees in the United Kingdom.
   (9)        Press Release with comments pertaining to Offer to Exchange, dated December 16, 2002.
(d)(1)        Register.com, Inc. 2000 Stock Incentive Plan (as amended and restated), incorporated herein by reference to
              Exhibit 10.6.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
   (2)        Form of New Option Notice of Grant of Stock Options and Option Agreement pursuant to the Register.com, Inc. 2000
              Stock Incentive Plan.
   (3)        Form of New Option Notice of Grant of Stock Options and Option Agreement for United Kingdom optionees pursuant to the Register.com, Inc. 2000 Stock Incentive Plan.
   (4)        Employment Agreement, dated February 27, 2000 with Richard D. Forman, incorporated by reference to Exhibit 10.8 of Registration Statement No. 333-93533.
   (5)        Employment Agreement with Jack S. Levy, incorporated by reference to Exhibit 10.9 of Registration Statement
              No. 333-93533.
   (6)        Offer Letter, dated October 8, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.18 to the
              Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
   (7)        Promissory Note, dated December 20, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
   (8)        Stock Issuance Agreement with Walt Meffert Jr., incorporated by reference to Exhibit 4.9 to the Company's Annual
              Report on Form 10-K, filed with the SEC on March 25, 2002.
   (9)        Promissory Note, dated June 11, 2001, with Michael Pollack.
   (10)       Stock Issuance Agreement with Michael Pollack.
   (11)       Letter Agreement of Employment, dated as of November 25, 2002, with Mitchell I. Quain, incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2002.
   (12)       Stock Option Agreement with Mitchell I. Quain.
   (13)       Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 4.2 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 2002.
   (14)       Letter Agreement of Employment, dated as of June 11, 2002, with Jonathan Stern, incorporated by reference to
              Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.